Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 10 DATED JANUARY 20, 2012
TO THE PROSPECTUS DATED APRIL 29, 2011

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc. dated April 29, 2011 (the “Prospectus”), Supplement No. 6 dated October 25, 2011, Supplement No. 7 dated November 8, 2011, Supplement No. 8 dated November 22, 2011 and Supplement No. 9 dated December 6, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering,

B.	To describe the potential acquisition of the Poland Logistics Portfolio, and

C.	To describe the completion of the acquisition of Fisher Plaza.

A. Status of our Initial Public Offering

As of January 19, 2012, we had received gross proceeds of $920.7 million from the sale of 92.4 million of our common shares in our current public offering, including $32.7 million relating to approximately 3.4 million shares issued under our distribution reinvestment plan. As of January 19, 2012, $2,112.1 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $467.2 million in shares available under our distribution reinvestment plan.

B. Potential Acquisition of the Poland Logistics Portfolio

On December 22, 2011, a wholly-owned subsidiary of the Operating Partnership entered into a series of five related contracts with affiliates of ProLogis European Holdings (listed below) to acquire the following five separate logistics facilities in Poland: ProLogis Park Warsaw I, located in Warsaw, Poland; ProLogis Park Warsaw III, located in Warsaw, Poland; ProLogis Park Bedzin I, located in Upper Silesia, Poland; ProLogis Park Sosnowiec, located in Upper Silesia, Poland; and ProLogis Park Wroclaw II, located in Wroclaw, Poland which we refer to collectively as the "Poland Logistics Portfolio."

The sellers of the Poland Logistics Portfolio are: ProLogis Poland XCI s.a.r.l., ProLogis Poland XXXIX sp. z o.o., ProLogis Poland XCII sp. z o.o., ProLogis Poland XXI sp. z o.o., and ProLogis Poland XXIX sp. z o.o. None of the sellers are affiliated with Hines Global or its affiliates.

The Poland Logistics Portfolio properties were constructed between 1995 and 2009. The Poland Logistics Portfolio consists of 2,270,056 square feet of rentable area that is 93.4% leased. Fagor Mastercook, Carrefour, and ABC Data individually lease more than 10% of the Poland Logistics Portfolio (as described below).  The remaining space is leased to 23 tenants, none of which individually lease more than 10% of the rentable area of the Poland Logistics Portfolio.

●
Fagor Mastercook, a manufacturer of components for household appliances and other goods, leases approximately 497,045 square feet, or approximately 22% of the Poland Logistics Portfolio net rentable area, under a lease that expires in October 2019.  The annual base rent under the lease is currently €1.7 million ($2.3 million using a rate of $1.3091 per Euro as of the contract date). The lease provides the tenant with two, five-year renewals unless either party informs the other with their intent not to extend nine months before the lease expiration.

●	Carrefour, a food retailer, leases approximately 492,750 square feet, or approximately 22% of the Poland Logistics Portfolio's net rentable area, under a lease that expires in October 2018. The annual base rent under the lease is currently €2.2 million ($2.9 million using a rate of $1.3091 per Euro as of the contract date). The lease provides the tenant with a termination option in March 2015 provided that written notice is given 12 months in advance of the termination date.

●	ABC Data, a distributor of software and hardware products, leases approximately 389,869 square feet, or approximately 17% of the Poland Logistics Portfolio's net rentable area under two leases that expire in July 2017 (covering 259,830 square feet of space) and October 2014 (covering 130,039 square feet of space). The combined annual base rent under both leases is currently €1.8 million ($2.4 million using a rate of $1.3091 per Euro as of the contract date). The lease (covering 130,039 square feet of space) provides the tenant with a termination option in April 2013 by providing written notice and a termination fee of €201,576 ($263,883 using a rate of $1.3091 per Euro as of the contract date). In addition, this lease provides the tenant with a three-year extension unless the tenant informs us with its intent not to extend six months before their lease expiration. Additionally, the lease (covering the 259,830 square feet of space) provides the tenant with an indefinite number of automatic five-year renewals unless the tenant informs us with their intent not to extend six months before its lease expiration.

The total contract purchase price for the entire Poland Logistics Portfolio is €118.4 million (approximately USD $155.0 million based on a rate of $1.3091 per Euro as of the contract date), exclusive of transaction costs and working capital reserves. We expect to fund the acquisition using proceeds from our offering and debt financing.  We have not yet received any financing commitments for this acquisition and there can be no assurances that we will secure new debt financing. We paid a USD $23.1 million earnest money deposit upon the signing of the five purchase agreements.  We expect the closing of this acquisition to occur in the first quarter of 2012, subject to completing a number of customary closing conditions, which include obtaining customary regulatory approvals. There is no guarantee that this acquisition will be consummated, and, if we elect not to close on this acquisition, we could forfeit our earnest money deposits.

In connection with this acquisition, we expect to pay our Advisor approximately $3.1 million in acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes Poland Logistics Portfolio is suitable for its intended purpose and adequately covered by insurance. The cost of the Poland Logistics Portfolio will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Poland Logistics Portfolio during the past five years ended December 31:

		Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
Year	Weighted Average Occupancy	EURO	USD
2006	98.5%	€4.95	$6.22
2007	99.5%	€3.87	$5.30
2008	99.3%	€4.48	$6.60
2009	93.0%	€3.85	$5.36
2010	93.0%	€3.69	$4.90

(1) Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year. For periods prior to our ownership, we do not have the records available to us to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual gross rent per leased square foot amounts could be lower than those amounts disclosed above.  All Euro amounts were translated to USD using the corresponding yearly average exchange rate.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from December 22, 2011 through December 31, 2011 and for each of the years ending December 31, 2012 through 2020 and thereafter for the Poland Logistics Portfolio.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases (1)	% of Total Annual Base Rental Income
2011	—	—	—%	$—	—%
2012	3	45,705	2.0%	$361,511	2.9%
2013	6	92,893	4.1%	$920,161	7.5%
2014	6	425,659	18.8%	$2,080,240	16.8%
2015	5	184,429	8.1%	$1,320,887	10.7%
2016	2	33,379	1.5%	$282,281	2.3%
2017	2	349,278	15.4%	$2,232,670	18.1%
2018	1	492,750	21.7%	$2,892,760	23.4%
2019	1	497,045	21.9%	$2,253,118	18.3%
2020	—	—	—%	$—	—%
Thereafter	—	—	—%	$—	—%

(1) Based on a rate of $1.3091 per Euro as of the contract date.

C. Acquisition of Fisher Plaza

On December 15, 2011, a wholly-owned subsidiary of the Operating Partnership, which is a subsidiary of Hines Global, acquired Fisher Plaza. The net purchase price for Fisher Plaza was $160.0 million, exclusive of transaction costs and working capital reserves. The estimated going-in capitalization rate for Fisher Plaza is approximately 7.94%. The estimated going-in capitalization rate is determined by dividing the projected net operating income, or “NOI” for the first fiscal year by the net purchase price (excluding closing costs and taxes).  NOI includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees). The projected NOI includes assumptions which may not be indicative of the actual future performance of the property. These include assumptions: (i) that in-place tenants will continue to perform under their lease agreements during the 12 months following our acquisition of the property and (ii) concerning estimates of timing and rental rates related to re-leasing vacant space.

 Further details of Fisher Plaza are disclosed in Supplement No. 9 dated December 6, 2011.